SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

ALTICE USA, INC.
(Name of Subject Company (Issuer))

ALTICE USA, INC.
(ISSUER)
(Names of Filing Persons (Issuer and Offeror))

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

02156K103
(CUSIP Number of Class of Securities)

Michael J. Grau

Chief Financial Officer

Altice USA, Inc.

1 Court Square West

Long Island City, NY 11101

Tel: 516-803-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard B. Alsop, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$2,500,000,000	$272,750

(1)  Estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase for up to $2.5 billion in value of Class A common stock of Altice USA, Inc. at a price not greater than $36.00 per share nor less than $32.25 per share.

(2)  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $109.10 per million of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $272,750	Filing Party: Altice USA, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 23, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates
☐ third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2020 (the “Schedule TO”) relating to the offer by Altice USA, Inc., a Delaware corporation, to purchase up to $2.5 billion of its Class A common stock, $0.01 par value per share, at a price not greater than $36.00 per share nor less than $32.25 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in Item 1 is hereby amended and supplemented by the following:

(1)	The bullet points immediately under the first paragraph under the caption “What are the significant conditions to the Offer?” in the Summary Term Sheet of the Offer to Purchase are hereby amended by restating the second bullet in its entirety as follows:

“No general suspension of trading in securities on any national securities exchange in the United States or in the over-the-counter market or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred.”

(2)	The first two paragraphs immediately following the bullet points under the caption “What are the significant conditions to the Offer?” in the Summary Term Sheet of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“The Offer was subject to the Lightpath Transaction Condition in addition to certain other conditions to the Offer. See Section 7. On December 1, 2020, we consummated the sale of 49.99% of our Lightpath fiber enterprise business (the “Lightpath Transaction”), thereby satisfying the Lightpath Transaction Condition.”

(3)	The following question and answer is added immediately after the question and answer captioned “How will the Offer affect the number of shares outstanding and the number of record holders?” in the Summary Term Sheet of the Offer to Purchase:

“How will the consummation of the Offer impact the Company’s financial statements?

The consummation of the Offer will have the following effect on the Company’s financial statements: (a) the Company’s cash will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees and expenses in connection with the Offer, and the Company’s liabilities will increase by the amount of borrowings, if any, under the Company’s existing CSC Revolving Credit Facility if it is used to fund some portion of the Offer; (b) total stockholders’ equity will decrease by the amount of funds used to pay for the shares of Class A common stock acquired in the Offer and fees and expenses incurred in connection with the Offer; (c) the number of outstanding shares of Class A common stock of the Company will be decreased by the number of shares acquired in the Offer; and (d) earnings/loss per share at any given level of net income/loss of the Company will increase proportionately by virtue of the decrease in shares of Class A common stock outstanding.”

(4)	The second sentence under the caption “Will the Company’s directors and executive officers tender shares in the Offer?” in the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“However, our directors and executive officers have informed us that they do not intend to participate in the Offer. Assuming we purchase 77,519,379 Class A shares in the Offer (the maximum amount at the minimum Final Purchase Price) and our directors and officers do not participate in the Offer, based on the share ownership of our directors and executive officers as a group (14 persons) as of November 19, 2020, the proportional beneficial ownership of our directors and executive officers as a group will be approximately 22.2% of the Class A shares (which includes equity awards that are scheduled to vest on or prior to January 18, 2021), and together with the Company’s Class B shares that are deemed to be beneficially owned by Patrick Drahi (which are convertible into Class A shares on a one for one basis), the proportional beneficial ownership of our directors and executive officers as a group will be approximately 52.9% of the Class A shares on an as converted basis (which includes equity awards that are scheduled to vest on or prior to January 18, 2021). Based on the above assumptions and assuming that the Company’s Class B shares that are deemed to be beneficially owned by Patrick Drahi are not converted into Class A shares, our directors and executive officers as a group would have 94.0% of the voting power of the Company (which includes equity awards that are scheduled to vest on or prior to January 18, 2021).

If any directors or officers participate in the Offer, the number of Class A shares, if any, to be sold or tendered by each of our directors and executive officers will be determined by the individual in his or her sole discretion.”

(5)	The following question and answer is added immediately after the question and answer captioned “Will the Company’s directors and executive officers tender shares in the Offer?” in the Summary Term Sheet of the Offer to Purchase:

“Will the Company’s controlling shareholder tender shares in the Offer?

Next Alt may elect to tender its shares in the Offer or sell its shares in open market transactions. However, Next Alt has informed us it does not intend to participate in the Offer. Assuming we purchase 77,519,379 Class A shares in the Offer (the maximum amount at the minimum Final Purchase Price) and Next Alt does not participate in the Offer, based on Next Alt’s share ownership as of November 19, 2020, the proportional beneficial ownership of Next Alt will be approximately 13.8% of the Class A shares, and together with Next Alt’s 98.3% ownership of the Company’s Class B shares (which are convertible into Class A shares on a one for one basis), the proportional beneficial ownership of Next Alt would be approximately 48.1% of the Class A shares on an as converted basis. Based on the above assumptions and assuming that Next Alt does not convert its Class B shares into Class A shares, Next Alt would have 93.6% of the voting power of the Company.”

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in Item 4 is hereby amended and supplemented by the following:

(1)	The bullet points immediately under the first paragraph in Section 7 of the Offer to Purchase captioned “Conditions of the Tender Offer” are hereby amended by restating the second sub-bullet under the first bullet in its entirety as follows:

“any general suspension of trading in securities on any national securities exchange in the United States or in the over-the-counter market;”

(2)	The bullet points immediately under the first paragraph in Section 7 of the Offer to Purchase captioned “Conditions of the Tender Offer” are hereby amended by deleting the fourth sub-bullet under the first bullet in its entirety, thereby removing the condition relating to currency exchange rates.

(3)	The first three paragraphs immediately following the bullet points in Section 7 of the Offer to Purchase captioned “Conditions of the Tender Offer” are hereby amended and restated in their entirety as follows:

“On December 1, 2020, we consummated the Lightpath Transaction, thereby satisfying the Lightpath Transaction Condition. In connection therewith, Cablevision Lightpath LLC (“Lightpath”) entered into a term loan for an aggregate principal amount of $600 million and received the proceeds from the prior issuance of $450 million of senior secured notes and $415 million of senior unsecured notes which were previously held in escrow. The Company received total net proceeds of approximately $2.3 billion, including the equity proceeds received from Morgan Stanley Infrastructure Partners for its 49.99% stake in the Lightpath business.”

(4)	The second sentence in the last paragraph in Section 7 of the Offer to Purchase captioned “Conditions of the Tender Offer” is hereby amended and restated in its entirety as follows:

“Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, provided that, in the event that one or more of the events described above occurs, we will as promptly as practical notify shareholders of our determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer.”

(5)	Section 17 (“Miscellaneous.”) of the Offer to Purchase is renumbered as “18. Miscellaneous.”

(6)	The following is inserted as Section 17 of the Offer to Purchase:

“17. Financial Information.

The consummation of the Offer will have the following effect on the Company’s financial statements:

(a) the Company’s cash will decrease by the amount of cash used by the Company to consummate the Offer, including the payment of fees and expenses in connection with the Offer, and the Company’s liabilities will increase by the amount of borrowings, if any, under the Company’s existing CSC Revolving Credit Facility if it is used to fund some portion of the Offer;

(b) total stockholders’ equity will decrease by the amount of funds used to pay for the shares of Class A common stock acquired in the Offer and fees and expenses incurred in connection with the Offer;

(c) the number of outstanding shares of Class A common stock of the Company will be decreased by the number of shares acquired in the Offer; and

(d) earnings/loss per share at any given level of net income/loss of the Company will increase proportionately by virtue of the decrease in shares of Class A common stock outstanding.”

ITEM 10. FINANCIAL STATEMENTS.

(a) Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the Offer is not subject to any financing condition; and (3) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

(b) The information set forth in the Offer to Purchase under Section 17 (“Financial Information”) is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in Item 11 is hereby amended and supplemented by the following:

(1)	The fifth paragraph in Section 11 of the Offer to Purchase captioned “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is hereby amended and restated in its entirety as follows:

“Next Alt has informed us that it does not intend to participate in the Offer. Assuming we purchase 77,519,379 Class A shares in the Offer (the maximum amount at the minimum Final Purchase Price) and Next Alt does not participate in the Offer, based on Next Alt’s share ownership as of November 19, 2020, the proportional beneficial ownership of Next Alt will be approximately 13.8% of the Class A shares, and together with Next Alt’s 98.3% ownership of the Company’s Class B shares (which are convertible into Class A shares on a one for one basis), the proportional beneficial ownership of Next Alt would be approximately 48.1% of the Class A shares on an as converted basis. Based on the above assumptions and assuming that Next Alt does not convert its Class B shares into Class A shares, Next Alt would have 93.6% of the voting power of the Company.”

(2)	The disclosure in Section 11 of the Offer to Purchase captioned “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is hereby amended by adding the following paragraph immediately after the bullet points under the first paragraph under the caption “Beneficial Ownership”:

“The table reflects information as of prior to the Offer and it reflects information on a pro forma basis as of immediately following the Offer, assuming we purchase 77,519,379 Class A shares in the Offer (the maximum amount at the minimum Final Purchase Price) and assuming that none of the individuals or entities listed in the table participate in the Offer or otherwise experience a change in their beneficial ownership of our Class A shares or Class B shares.”

(3)	The beneficial ownership table, other than the footnotes, in Section 11 of the Offer to Purchase captioned “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is hereby amended and restated in its entirety as follows:

	Shares Beneficially Owned Prior to the Offering				% Total	Shares Beneficially Owned Following the Offering				% Total
	Class A		Class B		Voting	Class A		Class B		Voting
Name of Beneficial Owner	Number	%(1)	Number	%(1)	Power(1)(13)	Number	%(1)	Number	%(1)	Power(1)(13)
5% Stockholders(2)
Next Alt S.à.r.l.(3)(4)	221,212,719	41.1	182,883,414	98.3	92.1	221,212,719	48.1	182,883,414	98.3	93.6
The Goldman Sachs Group(5)	35,412,149	10.0	—	—	*	35,412,149	12.8	—	—	*
The Vanguard Group Inc.(6)	28,102,884	7.9	—	—	*	28,102,884	10.1	—	—	*
Soroban Capital Partners LP(7)	26,000,000	7.3	—	—	*	26,000,000	9.4	—	—	*
Named Executive Officers and Directors(8)
Dexter Goei(9)(10)	13,037,081	3.7	—	—	*	13,037,081	4.7	—	—	*
Michael J Grau(10)	205,852	*	—	—	*	205,852	*	—	—	*
Charles Stewart(11)	1,612,153	*	—	—	*	1,612,153	*	—	—	*
Abdelhakim Boubazine(10)	1,642,166	*	—	—	*	1,642,166	*	—	—	*
Michael E. Olsen(10)	79,938	*	—	—	*	79,938	*	—	—	*
Colleen Schmidt(10)	224,301	*	—	—	*	224,301	*	—	—	*
Patrick Drahi(3)(4) (10) (12)	227,846,220	42.3	182,884,414	98.3	92.2	227,846,220	49.5	182,884,414	98.3	93.7
Gerrit Jan Bakker	29,951	*		—	*	29,951	*		—	*
Manon Brouillette	—	—		—	—	—	—		—	—
David Drahi	—	—		—	—	—	—		—	—
Mark Mullen	8,500	*		—	*	8,500	*		—	*
Dennis Okhuijsen		—		—	—		—		—	—
Raymond Svider		—		—	—		—		—	—
All executive officers and directors as a group (14 persons)	244,810,731	45.3	182,884,414	98.3	92.5	244,810,731	52.9	182,884,414	98.3	94.0

(4)	Footnote (10) to the beneficial ownership table in Section 11 of the Offer to Purchase captioned “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is hereby amended and restated in its entirety as follows:

“(10) Amounts do not include grants of performance stock units to the named executive officers and Mr. Drahi that will vest on the first day following the dates on which the 30-day volume weighted average trading price of a Class A share equals or exceeds $50.00 (the "$50 PSUs") and $60.00 (the "$60 PSUs"), respectively, with the following number of Class A shares underlying each $50 PSU and $60 PSU, respectively: Mr. Goei (346,240 and 843,733); Mr. Grau (64,920 and 158,200); Mr. Boubazine (173,120 and 421,867); Mr. Olsen (51,936 and 126,560); Ms. Schmidt (41,116 and 100,193); and Mr. Drahi (346,240 and 843,733).”

(5)	The footnotes to the beneficial ownership table in Section 11 of the Offer to Purchase captioned “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” are hereby amended by adding a new footnote (13) as follows:

“(13) Percent of total voting power is determined assuming that Class B shares (which are convertible into Class A shares on a one for one basis) are not converted into Class A shares.”

(6)	The following is inserted in Section 11 of the Offer to Purchase under the section captioned “Agreements and Arrangements” immediately after the paragraph captioned “Carry Unit Plan”:

“Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement (the “Stockholders’ Agreement”), dated June 7, 2018, between Altice USA and Next Alt, so long as Next Alt, A4, Mr. Patrick Drahi (or his heirs or entities or trusts directly or indirectly under his or their control or formed for his or their benefit) or any of their affiliates (collectively, the “Drahi Group”) beneficially owns in the aggregate, at least 50% of the voting power of Altice USA’s outstanding capital stock, Next Alt shall have the right to designate six directors to the Board of Directors, and Altice USA shall cause the Board of Directors to consist of a majority of directors nominated by Next Alt. In the event that the Drahi Group beneficially owns, in the aggregate, less than 50% of the voting power of Altice USA’s outstanding capital stock, Next Alt shall have the right to designate a number of directors to the Board of Directors equal to the total number of directors comprising the entire Board of Directors multiplied by the percentage of the voting power of Altice USA’s outstanding common stock beneficially owned, in the aggregate, by the Drahi Group, rounding up in the case of any resulting fractional number, and in the event that the Drahi Group beneficially owns, in the aggregate, less than 50% of the voting power of Altice USA’s outstanding capital stock, Next Alt shall not have the right to designate a number of directors to the Board of Directors equal to or exceeding 50% of directors comprising the entire Board of Directors. One of Next Alt’s designated nominations must be an individual designated by A4, and Next Alt has agreed to vote its shares in favor of electing the individual designated by A4. If a director designated by Next Alt or by A4 resigns or is removed from the Board of Directors, as the case may be, only another director designated by Next Alt or by A4, as the case may be, may fill the vacancy. After the Drahi Group ceases to beneficially own at least 20% of the voting power of Altice USA’s outstanding common stock, Next Alt shall cease to have the right to designate any director nominees for election to the Board of Directors. In the event that Mr. Drahi is not a member of the Board of Directors, one representative of the Drahi Group shall have board observer rights so long as the Drahi Group beneficially owns at least 20% of the voting power of Altice USA’s outstanding common stock.

Until the first date on which the Drahi Group ceases to beneficially own at least 20% of the voting power of Altice USA’s outstanding common stock, notwithstanding anything to the contrary in Altice USA’s Third Amended and Restated Certificate of Incorporation or Altice USA’s Second Amended and Restated Bylaws, or in the governing documents of any of Altice USA’s subsidiaries, without the prior written approval of Next Alt, Altice USA shall not (either directly or indirectly through an affiliate or otherwise or through one or a series of related transactions) take, or permit one of Altice USA’s subsidiaries to take, certain actions specified in the Stockholders’ Agreement, including, among other things, (a) effecting or consummating a change of control of Altice USA, (b) amending Altice USA’s Third Amended and Restated Certificate of Incorporation or Altice USA’s Second Amended and Restated Bylaws, (c) electing, hiring, replacing or dismissing Altice USA’s Chief Executive Officer, Chief Financial Officer, or Chief Operating Officer, (d) decreasing or increasing the number of directors serving on the Board of Directors, (e) paying, declaring or setting aside any sums or other property for the payment of dividends on any Altice USA common stock or make any other distributions in respect of any Altice USA common stock or any warrants, options, rights or securities convertible into, exchangeable for or exercisable for, Altice USA common stock, and (f) amend, modify or supplement Altice USA’s Related-Party Transactions Policy.

Altice USA’s Third Amended and Restated Certificate of Incorporation requires the written approval of Next Alt before Altice USA may take the actions specified in paragraphs (a) and (b) above.

Amended and Restated Stockholders and Registration Rights Agreement. Pursuant to the Amended and Restated Stockholders and Registration Rights Agreement (the “Stockholders and Registration Rights Agreement”), dated June 7, 2018, between Altice USA and Next Alt, Altice Europe, BC Partners LLP (“BCP”) and entities affiliated with the Canada Pension Plan Investment Board (“CPPIB” and together with BCP, the “Sponsors”), Altice N.V. and Next Alt have an unlimited number of “demand” registrations for the registration of the sale of Altice USA common stock in a minimum aggregate amount, which is the lowest of (i) $100,000,000, (ii) one percent (1%) of the value of Shares (as such term is defined in the Stockholders and Registration Rights Agreement) that are publicly traded as of the close of business on the most recent business day or (iii) such lesser amount as agreed by the sponsors (as defined therein), Next Alt and Altice N.V. Additionally, the Stockholders and Registration Rights Agreement provides each of BCP and CPPIB with one “demand” registration during each twelve month period beginning on the date of the Stockholders and Registration Rights Agreement, subject to an exception, and customary “piggyback” registration rights to the Stockholders (as such term is defined in the Stockholders and Registration Rights Agreement). The Stockholders and Registration Rights Agreement also provides that Altice USA shall pay certain expenses relating to such registrations and indemnify, among others, Altice N.V., Next Alt, BCP and CPPIB against certain liabilities which may arise under the Securities Act of 1933, as amended. Each Sponsor also has the right to, among other things, designate one non-voting observer to the Board of Directors for so long as such Sponsor and certain of its affiliates own at least 4% of the issued and outstanding shares of Class A and Class B common stock (without regard to the voting power of such Class B common stock) and there is no director who is a designee of such Sponsor on the Board of Directors. Subject to certain exceptions, each non-voting observer shall be permitted to attend all meetings of the Board of Directors and the committees thereof.”

ITEM 12. EXHIBITS.

The information set forth in Item 12 is hereby amended and supplemented by adding the following exhibits:

(d)(5) Amended and Restated Stockholders and Registration Rights Agreement, dated June 7, 2018, by and among Altice USA, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).

(d)(6) Stockholders’ Agreement, dated June 7, 2018, by and among Altice USA, Inc., Next Alt S.à r.l. and A4 S.A. (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).

ITEM 12. EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated November 23, 2020.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Letter to Vested Stock Option Holders.
(a)(1)(G)*	Press Release dated November 23, 2020.
(a)(1)(H)*	Summary Advertisement dated November 23, 2020.
(a)(1)(I)*	Notice of Withdrawal.
(b)	Credit Agreement, dated as of October 9, 2015, by and among CSC Holdings, LLC (as successor by merger to Neptune Finco Corp.), as borrower, certain lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and security agent, Barclays Bank plc and BNP Paribas Securities Corp., as co-syndication agents, Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and the Bank of Nova Scotia, as co-documentation agents, and J.P. Morgan Securities LLC, Barclays Bank plc, BNP Paribas Securities Corp., Credit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., Royal Bank of Canada, Societe Generale, TD Securities (USA) LLC and The Bank of Nova Scotia, as joint bookrunners and lead arrangers (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-217240) filed on May 16, 2017).
(d)(1)	Altice USA Short Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.21 of the Company's Registration Statement on Form S-1/A (File No. 333-217240) filed on June 12, 2017).
(d)(2)	Altice USA 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 (File No. 333-228907) filed on December 19, 2018).
(d)(3)	Altice USA 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 3, 2018).
(d)(4)	Altice USA 2017 Long Term Incentive Plan, Form of Performance-Based Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.25 of the Company’s Annual Report on Form 10-K (File No. 001-38126) filed on March 6, 2018).
(d)(5)	Amended and Restated Stockholders and Registration Rights Agreement, dated June 7, 2018, by and among Altice USA, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).
(d)(6)	Stockholders’ Agreement, dated June 7, 2018, by and among Altice USA, Inc., Next Alt S.à r.l. and A4 S.A. (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).
(g)	Not Applicable.
(h)	Not Applicable.

* Filed as an exhibit to the Schedule TO.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2020

ALTICE USA, INC.

By:	/s/ Michael J. Grau
Name: Michael J. Grau
Title: Chief Financial Officer